# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Foghorn Therapeutics Inc., CIK 0001822462
CUSIP: 344174107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 TECHNOLOGY SQUARE, SUITE 700, CAMBRIDGE, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,164,410; sole dispositive power 0; shared dispositive power 3,164,410; aggregate amount beneficially owned 3,164,410 (5.4% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,164,410; sole dispositive power 0; shared dispositive power 3,164,410; aggregate amount beneficially owned 3,164,410 (5.4% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,218,382; sole dispositive power 0; shared dispositive power 2,218,382; aggregate amount beneficially owned 2,218,382 (3.8% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,218,382; sole dispositive power 0; shared dispositive power 2,218,382; aggregate amount beneficially owned 2,218,382 (3.8% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 402,467; sole dispositive power 0; shared dispositive power 402,467; aggregate amount beneficially owned 402,467 (0.7% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 402,467; sole dispositive power 0; shared dispositive power 402,467; aggregate amount beneficially owned 402,467 (0.7% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,382,792; sole dispositive power 0; shared dispositive power 5,382,792; aggregate amount beneficially owned 5,382,792 (9.2% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,866,613; sole dispositive power 0; shared dispositive power 5,866,613; aggregate amount beneficially owned 5,866,613 (9.99% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,866,613; sole dispositive power 0; shared dispositive power 5,866,613; aggregate amount beneficially owned 5,866,613 (9.99% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 5,866,613; sole dispositive power 0; shared dispositive power 5,866,613; aggregate amount beneficially owned 5,866,613 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Foghorn Therapeutics Inc.

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 31, 2026, the Reporting Persons and a certain Partners managed account (the "Partners Managed Account") held pre-funded warrants (the "Pre-Funded Warrants") exercisable for an aggregate of 6,050,782 Shares, subject to the Pre-Funded Warrants Blocker (as defined and described below). The Pre-Funded Warrants are exercisable immediately, do not expire, and have an exercise price of $0.0001 per Share. A holder of Pre-Funded Warrants shall not have the right to exercise any portion of the Pre-Funded Warrants pursuant to the terms and conditions thereof and any such exercise shall be null and void and treated as if never made to the extent that immediately prior to or after giving effect to such exercise, such holder together with the other Attribution Parties (as defined in the Form of Pre-Funded Warrant to Purchase Common Stock) collectively would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the "Pre-Funded Warrants Blocker"). As of the close of business on March 31, 2026, the Pre-Funded Warrants Blocker limits the exercise of the Pre-Funded Warrants by the Reporting Persons and the Partners Managed Account to 24,613 Shares out of 6,050,782 Shares underlying the Pre-Funded Warrants owned by them in the aggregate.

As of the close of business on March 31, 2026, the Reporting Persons and the Partners Managed Account held Series 1 Warrants (the "Series 1 Warrants") exercisable for an aggregate of 1,862,891 Shares, and Series 2 Warrants (the "Series 2 Warrants", and together with the Series 1 Warrants, the "Series Warrants") exercisable for an aggregate of 1,862,891 Shares, subject to the Series Warrants Blocker (as defined and described below). The Series 1 Warrants are exercisable immediately, expire on June 30, 2027, and have an exercise price of $13.42 per Share. The Series 2 Warrants are exercisable immediately, expire on December 31, 2030, and have an exercise price of $20.13 per Share. Each holder of Series Warrants will be prohibited from exercising such Series Warrant if, as a result of such exercise, the holder, together with its affiliates, would own more than 9.99% of the total number of Shares then issued and outstanding (the "Series Warrants Blocker"), subject to certain limited adjustments. As of the close of business on March 31, 2026, the Series Warrants Blocker prohibits the exercise of all of the Series Warrants held by the Reporting Persons and in the Partners Managed Account.

As of the close of business on March 31, 2026, (i) BVF beneficially owned 3,164,410 Shares, including 24,613 Shares underlying certain Pre-Funded Warrants held by it and excluding (a) 3,187,985 Shares underlying certain Pre-Funded Warrants held by it, (b) 1,022,635 Shares underlying the Series 1 Warrants held by it, and (c) 1,022,635 Shares underlying the Series 2 Warrants held by it; (ii) BVF2 beneficially owned 2,218,382 Shares, excluding (a) 2,427,960 Shares underlying the Pre-Funded Warrants held by it, (b) 703,630 Shares underlying the Series 1 Warrants held by it, and (c) 703,630 Shares underlying the Series 2 Warrants held by it; and (iii) Trading Fund OS beneficially owned 402,467 Shares, excluding (a) 313,925 Shares underlying the Pre-Funded Warrants held by it, (b) 109,394 Shares underlying the Series 1 Warrants held by it, and (c) 109,394 Shares underlying the Series 2 Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 3,164,410 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,218,382 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 402,467 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 5,382,792 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 5,866,613 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 81,354 Shares held in the Partners Managed Account, which excludes (a) 96,299 Shares underlying the Pre-Funded Warrants, (b) 27,232 Shares underlying certain Series 1 Warrants, and (c) 27,232 Shares underlying certain Series 2 Warrants held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 5,866,613 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 5,866,613 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based upon a denominator that is the sum of (i) 58,700,246 Shares outstanding as of February 27, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2026, and (ii) 24,613 Shares underlying the Pre-Funded Warrants held by the Reporting Persons that are currently exercisable, as applicable.

As of the close of business on March 31, 2026, (i) BVF beneficially owned approximately 5.4% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 3.8% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 5.4% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 3.8% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.2% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on May 30, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (05/15/2026)